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                          May 1, 2024

       Eric E. Poma, Ph.D.
       Chief Executive Officer and Chief Scientific Officer
       Molecular Templates, Inc.
       9301 Amberglen Blvd, Suite 100
       Austin, Texas 78729

                                                        Re: Molecular
Templates, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 25,
2024
                                                            File No. 333-278932

       Dear Eric E. Poma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Melanie Ruthrauff Levy,
Esq.